THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

January 26, 2011

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received January 13th with respect to Post-Effective Amendment No. 153 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Iron Strategic Income Fund (the “Fund”).  We have addressed all of the comments as described below.  Attached to this letter are marked pages from the Fund’s Prospectus, revised to incorporate the Staff’s comments.  If possible, we would appreciate your assistance in accelerating the effective date of this PEA to Monday, January 31, 2011 as requested in the acceleration request filed separately.

Summary Prospectus

Comment:  In the Fee Table and Expense Example, delete the ticker symbols.

Response: As requested, we deleted the ticker symbols.

Comment:   Summarize and shorten the section “Principal Investment Strategies.” Consider re-ordering the paragraphs or otherwise clarify the description of the adviser’s strategic allocation strategy. Explain the adviser’s “proprietary analysis” methods and “absolute levels of current data” reviewed by the adviser.

Response:  As requested, we have revised this section substantially.  A revised draft is attached as Exhibit A.

Comment:  Under “Principal Investment Strategies,” provide more specific information on the types of derivatives in which the Fund may invest, the adviser’s purpose in using these different types of derivatives, and the different risks associated with each type of derivative, as outlined in the SEC’s letter to the ICI regarding mutual funds derivatives disclosure.

Response:    As requested, we have added the following disclosures:

Derivative instruments traded by the Fund typically include credit default swaps, option contracts, Treasury futures contracts and options on such futures contracts.  For example, the Fund may enter into a credit default swap primarily to hedge its portfolio from credit risk, or to efficiently add exposure to the high yield market.  Options may be used to hedge or adjust exposure to a security or market and Treasury futures contracts and options thereon may be used to adjust the duration of the Fund’s portfolio and/or exposure to various parts of the yield curve.  The Fund and underlying funds in which it invests may use derivative instruments for any purpose consistent with their investment objectives including hedging or managing risk, or ensuring that the Fund’s portfolio maintains sufficient liquidity to meet potential redemptions by Fund shareholders.  A small investment in derivatives could have a potentially large impact on the Fund’s performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.  See “Derivatives Risks” below.

Comment:    Under “Principal Investment Strategies,” the fourth paragraph states that the Fund may trade ETFs and option contracts.  If these are not principal strategies, remove the disclosure from this section.  This paragraph also states that equity securities and equity derivatives may be purchased, sold or sold short based on a number of factors, including the adviser’s “technical and fundamental analyses.”   Provide an explanation of the adviser’s analysis.  Please confirm whether the adviser considers dividends paid in selecting equities.

Response:  The adviser has requested that we confirm to the Staff that it is a principal strategy for the Fund to invest in equities and equity derivatives, to the extent that the adviser concludes that the risk/reward relationship is unfavorable in the fixed income markets generally, or the high yield fixed income market in particular..  We have provided an explanation of the adviser’s analysis in selecting equities, which includes dividends paid, if any. Please see Exhibit A.

Comment – Under “Principal Investment Strategies,” the sixth paragraph states that the Fund invests substantially in other mutual funds and ETFs.  Describe the factors that the advisor considers in selecting underlying funds.

Response:  As requested, the advisor has clarified its selection criteria.  Please see Exhibit A.

           Comment:  In the performance table, it appears that performance returns for the Merrill Lynch High Yield Master II Index were repeated. Delete the following phrase that appears after the Index “(reflects no deduction for fees, expenses or taxes).”

Response:   As requested, we have deleted the duplicative Index information and also deleted the above phrase.

Comment:  In the statutory Prospectus, state whether or not the Fund may change its investment objective without notice to shareholders or, if notice will be provided, state the notice period required.

Response:  As requested, we have highlighted the fact that the Fund may change its investment objective in the statutory Prospectus as follows:

Additional Information About Principal Investment Strategies of the Fund

The investment objective of the Fund may be changed immediately upon notice to shareholders.

Comment:  Consider moving and consolidating the disclosures under “Additional Information About Risks Related to Investment Strategies” with those that appear earlier in the Prospectus under “Additional Information about Principal Investment Strategies of the Fund

Response:  As requested, we have consolidated principal strategies under “Additional Information about Principal Investment Strategies of the Fund” and deleted non-principal strategies and removed them to the SAI.

Comment:  Assess and separate principal and non-principal investment strategies.

Response:  As requested, we have revised the prospectus to ensure that non-principal strategies are removed to the SAI.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

EXHIBIT A

Principal Investment Strategies

The Fund seeks to attain its investment objective by strategically adjusting the portfolio’s exposure to fixed income securities, particularly high yield securities.  The Fund typically invests in high yield, high risk securities rated lower than Baa by Moody’s Investor Services, Inc.® (“Moody’s”) or lower than BBB by Standard & Poor’s® (“S&P”) or, if unrated, determined to be of comparable quality by the adviser (commonly known as “junk bonds”), as well as shares of open end or closed end funds or exchange-traded funds (“ETFs”) that invest primarily in high yield securities. The Fund and underlying funds may invest in different types of fixed income, variable and floating rate debt securities of any quality or maturity including bonds, corporate debt, foreign corporate and sovereign debt securities, loans, notes, mortgage-backed securities, restricted securities, municipal securities, government securities and credit default swaps.

The Fund’s adviser conducts an ongoing analysis of the overall fixed income markets and individual high yield securities.   Factors considered by the adviser in determining the Fund’s exposure to high yield securities include the issuer’s profitability, growth, valuation, financial strength, momentum, credit spreads, money flows, short-term interest rates, volume, price, volatility, default and recovery rates, duration, maturity, ratings, issue size, amount outstanding, coupon, yields and yield curves. The adviser reviews current data and compares it to historical levels, as well as relevant trends or movements in the data.  Based on its analysis, the adviser determines what it believes to be the optimal amount of exposure to high yield securities.   This approach seeks to allow the Fund to earn interest income on securities held in its portfolio while also seeking to generate capital appreciation through strategic adjustments of the Fund’s assets.

 If the adviser concludes that the risk/reward relationship is unfavorable in the fixed income markets generally, or the high yield fixed income market in particular, the adviser will take steps to limit the Fund’s exposure such as: (1) selling portfolio securities and increasing its cash position; (2) hedging its exposure to the fixed income or high yield markets through the use of derivatives; (3) selling portfolio securities and using some or all of the proceeds to purchase investment grade debt securities and/or fixed income derivatives; or (4) purchasing equity securities or equity derivatives.  The Fund’s portfolio typically is comprised substantially of other investment companies (including open-end and closed-end funds, money market funds, and ETFs) that invest in a broad range of debt and equity securities and derivatives. As a result of its strategic allocation strategy, the adviser typically engages in active trading of the Fund’s securities which causes the Fund to experience a high portfolio turnover rate, the effects of which are described below under “Turnover Risk.”

Derivative instruments traded by the Fund typically include credit default swaps, option contracts, Treasury futures contracts and options on such futures contracts.  For example, the Fund may enter into a credit default swap primarily to hedge its portfolio from credit risk, or to efficiently add exposure to the high yield market.  Options may be used to hedge or adjust exposure to a security or market and Treasury futures contracts and options thereon may be used to adjust the duration of the Fund’s portfolio and/or exposure to various parts of the yield curve.  The Fund and underlying funds in which it invests may use derivative instruments for any purpose consistent with their investment objectives including hedging or managing risk, or ensuring that the Fund’s portfolio maintains sufficient liquidity to meet potential redemptions by Fund shareholders. A small investment in derivatives could have a potentially large impact on the Fund’s performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.  See “Derivatives Risks” below.

The Fund also may attempt to hedge its exposure to the fixed income market by investing in, or selling short, equity securities.  In selecting equity securities, the adviser reviews technical factors including the issuer’s momentum, money flows, short-term interest rates, institutional holdings, price and volatility, as well as fundamental factors including profitability, growth, valuation, dividends and financial strength.  Equity securities in which the Fund may invest include common stocks of U.S. or foreign companies of any market capitalization, including small- and mid-cap companies and companies operating in developed or emerging countries; securities convertible into common stocks or securities with a value based on equity securities, and other investment companies that invest primarily in equity securities.  The Fund also may engage in short sales.  For example, equity securities of the issuer of a bond held by the Fund may be sold short as an alternative hedge to selling the underlying bond.

The adviser may sell a security if it identifies another investment that it believes will outperform a current position.  The adviser may also sell a security to manage risk or the effective maturity or the duration of the Fund’s portfolio, and/or if it believes that investing in the asset class is no longer advantageous to the Fund’s overall strategy.  The Fund is not a diversified fund, which means that its investment results may be dependent upon the results of fewer investments than other mutual funds that are diversified.  The Fund may invest up to 15% of its net assets (at the time of purchase) in illiquid securities.  The Fund may engage in repurchase agreements and securities lending with broker-dealers and other financial institutions to earn income.